S E C U R I T I E S   A N D   E X C H A N G E   C O M M I S S I O N
                              WASHINGTON, D.C. 20549


                                     FORM 6-K

     Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15b-16
                     Under the Securities Exchange Act of 1934

                    For the quarterly period ended September 30, 2001
                          Commission file number 333-77633


                        CAPITAL ENVIRONMENTAL RESOURCE INC.
             (Exact name of registrant as specified in its charter)

                                       N/A
                 (Translation of Registrant's Name into English)


                                 Ontario, Canada
                         (Jurisdiction of incorporation)


1005 Skyview Drive
Burlington, Ontario, Canada                                      L7P 5B1
(Address of principal executive offices)                         (Postal Code)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                       None
                                 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                    of the Act:

                                       None
                                 (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Form 6-K

               23,696,627 shares of common stock issued and outstanding

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO _

Indicate by check mark which financial statement item the registrant has elected to follow Item 17____ Item 18 __X__



                         CAPITAL ENVIRONMENTAL RESOURCE INC.


                                 INDEX TO FORM 6-K
                      FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001


PART 1  FINANCIAL INFORMATION

Item 1  Financial Statements

        Consolidated Balance Sheets as at September 30, 2001 and December
        31, 2000.........................................................   3

        Consolidated Statements of Operations and Comprehensive/Loss
        for the three month and/or nine month periods ended
        September 30, 2001 and 2000......................................   5

        Consolidated Statements of Stockholders' Equity for the nine month
        period ended September 30, 2001..................................   6

        Consolidated Statements of Cash Flows for the nine month periods
        ended September 30, 2001 and 2000................................   7

        Notes to Consolidated Financial Statements.......................   8

Item 2  Management's Discussion and Analysis of Financial
        Condition and Results of Operations..............................  13

Item 3  Quantitative and Qualitative Disclosures about Market Risk.......  23


PART II OTHER INFORMATION

Item 1  Legal Proceedings...............................................   23


        SIGNATURES......................................................   25

                         CAPITAL ENVIRONMENTAL RESOURCE INC.
                             CONSOLIDATED BALANCE SHEETS
                           (In thousands of U.S. dollars)



                                                        As at        As at
                                                    September 30, December 31,
                                                        2001         2000
                                                    ------------- ------------
                                                     (unaudited)   (audited)
                                     ASSETS

Current assets
 Cash and cash equivalents                          $     3,291   $        -

 Accounts receivable - trade (net of allowance for doubtful
  accounts of $416; December 31, 2000 - $319)            13,345       14,174

 Prepaid expenses and other current  assets               1,637        3,571

 Employee loans                                             202          215
                                                    ------------- ------------

Total current assets                                     18,475       17,960

Property and equipment, net                              39,177       50,899

Goodwill (net of accumulated amortization of
    $4,751; December 31, 2000 - $19,199)                 59,760       78,919

Other intangibles and non-current assets                  2,878        4,494

Deferred income taxes                                         -          687
                                                    ------------- ------------
 Total assets                                       $   120,290   $   152,959
                                                    ============= ============

           See accompanying Notes to Consolidated Financial Statements

                         CAPITAL ENVIRONMENTAL RESOURCE INC.
                             CONSOLIDATED BALANCE SHEETS
                           (In thousands of U.S. dollars)

                                                        As at        As at
                                                    September 30, December 31,
                                                        2001         2000
                                                    ------------- -----------
                                                     (unaudited)   (audited)

                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
 Bank overdraft                                     $         -    $     595

 Accounts payable                                         2,706        3,992

 Accrued expenses and other current liabilities           7,524        7,820

 Current portion of long-term debt  (Notes 1 and 2)      51,986       30,455
                                                    ------------ ------------

Total current liabilities                                62,216       42,862

Long-term debt  (Notes 1 and 2)                           2,981       71,442
                                                    ------------ ------------

                                                         65,197      114,304
                                                    ------------ ------------

Commitments and contingencies (Notes 1 and 3)

Stockholders' Equity
 Common Stock: unlimited stock without par value
    authorized; 23,696,627 issued
    and outstanding (Note 4)                             86,175       57,066

 Accumulated other comprehensive loss                    (4,000)      (2,274)

 Deficit                                                (27,082)     (16,137)
                                                    ------------- -----------

Total stockholders' equity                               55,093       38,655
                                                    ------------- -----------
Total liabilities and stockholders' equity          $   120,290   $  152,959
                                                    ============= ===========


           See accompanying Notes to Consolidated Financial Statements

                         CAPITAL ENVIRONMENTAL RESOURCE INC.
          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE  LOSS
        (In thousands of U.S. dollars; except share and per share amounts)
                                   (unaudited)

                             STATEMENTS OF OPERATIONS

                                                           Three Months Ended        Nine Months Ended
                                                              September 30              December 31
                                                         ---------------------       -------------------
                                                           2001         2000           2001       2000
                                                         --------     --------       --------   --------
Revenues                                               $   22,729    $  31,674      $  72,260  $  88,704
Operating expenses:
   Cost of operations                                      15,124       21,997         48,833     60,210
   Selling, general and administrative                      4,211        5,373         12,202     14,924
   Depreciation and amortization                            2,142        2,833          7,092      7,999
   Foreign exchange                                         1,334            -          1,048          -
                                                         --------     --------       --------   --------

Income (loss) from operations                                 (82)       1,471         (3,085)     5,571

   Costs and provisions for losses related to sale of
      U.S. assets                                            (169)           -          4,865          -
                                                         --------     --------       --------   --------

Income (loss) before interest and taxes                        87        1,471         (1,780)     5,571

Interest and financing expense                              2,571        2,939          8,478      7,189
                                                         --------     --------       --------   --------

Loss before income taxes                                  (2,484)       (1,468)       (10,258)    (1,618)

Income tax provision (recovery)                                -          (764)           687       (842)
                                                         -------      --------       --------   --------

Loss for the period                                    $  (2,484)    $    (704)     $ (10,945) $    (776)
                                                         =======      ========       ========   ========

Basic and Diluted loss per common share                $   (0.23)    $   (0.10)     $   (1.30) $   (0.11)
                                                        ========      ========       ========   ========


Weighted average number of common
  shares outstanding (Note 5)
   Basic and Diluted                                  10,783,584     7,196,627      8,405,419  7,196,627
                                                      ==========    ==========     ========== ==========


                       STATEMENTS OF COMPREHENSIVE LOSS

Loss for the period                                                                 $ (10,945) $    (776)

Other comprehensive loss -
  foreign currency translation adjustments                                             (1,726)    (1,771)
                                                                                   ---------- ----------

Comprehensive loss                                                                  $ (12,671) $  (2,547)
                                                                                  ========== ==========

           See accompanying Notes to Consolidated Financial Statements

                         CAPITAL ENVIRONMENTAL RESOURCE INC.
                    CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                           (In thousands of U.S. dollars)
                                   (unaudited)


                                                                       Accumulated
                                                   Common stock           other                      Total
                                               --------------------   comprehensive              stockholders'
                                                Shares     Amount         loss        Deficit       equity
                                               --------   ---------   -------------  ---------   ------------
Balance at December 31, 2000                   7,196,627  $  57,066     $    (2,274) $ (16,137)  $   38,655

Issuance of common stock, net of costs        16,500,000     29,109               -          -       29,109

Foreign currency translation adjustments               -          -          (1,726)         -       (1,726)

Loss                                                   -          -               -    (10,945)     (10,945)
                                               ---------  ---------   -------------  ---------   ----------

Balances at September 30, 2001                23,696,627  $  86,175     $    (4,000) $ (27,082)  $   55,093
                                              ==========  =========   =============  =========   ==========


           See accompanying Notes to Consolidated Financial Statements

                        CAPITAL ENVIRONMENTAL RESOURCE INC.
                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of U.S. dollars)
                                   (unaudited)


                                                                    Nine Months Ended
                                                                       September 30
                                                                  ---------------------
                                                                    2001        2000
                                                                  --------    --------
Cash flows from operating activities
Loss for the period                                              $ (10,945)  $    (776)
Adjustments to reconcile loss to net cash flows
  from operating activities -
   Depreciation and amortization                                     6,911       7,999
   Deferred income taxes                                               687        (421)
   Provision for losses related to sale of U.S. assets               5,034           -
   Net loss (gain) on disposal of property, plant and equipment         16         (75)
   Unrealized foreign exchange loss                                  1,048           -
   Restructuring and assets written down                                 -       1,784
   Other                                                             1,318         473
Changes in operating assets and liabilities, net of effect of acquisitions and divestitures -
   Accounts receivable - trade, net                                      6      (1,012)
   Prepaid expenses and other current assets                         1,489        (464)
   Accounts payable and accrued liabilities                         (1,763)        780
   Income and other taxes                                             (518)     (2,188)
                                                                   -------     -------
                                                                     3,283       6,100
                                                                   -------     -------
Cash flows from investing activities
   Proceeds from sale of U.S. assets                                18,120           -
   Acquisition of businesses, net of cash acquired                       -      (7,847)
   Capital expenditures                                             (2,253)    (13,651)
   Proceeds from insurance for replacement of property and equipment   386      (1,671)
   Net loans and advances to employees                                   -          42
   Other                                                               325      (1,173)
                                                                   -------     -------
                                                                    16,578     (20,958)
                                                                   -------     -------
Cash flows from financing activities
   Net proceeds from issuance of common stock                       29,136           -
   Proceeds from issuance of long-term debt                              -      25,495
   Principal payments on long-term debt                            (43,007)    (11,003)
   Repayment of capital lease liability                             (1,565)       (765)
   Short term bank indebtedness                                       (595)          -
   Debt issuance costs/deferred financing costs                       (565)        (90)
                                                                   -------     -------
                                                                   (16,596)     13,637
                                                                   -------     -------
Effect of exchange rate changes on cash and cash
       equivalents                                                      26         (30)
                                                                   -------     -------

Increase (decrease) in cash and cash equivalents                     3,291      (1,251)

Cash and cash equivalents at beginning of period                         -       1,398
                                                                   -------     -------

Cash and cash equivalents at end of period                       $   3,291   $     147
                                                                   =======     =======

                       SUPPLEMENTARY INFORMATION ON NON-CASH TRANSACTIONS:

  Other long-term liabilities assumed on acquisition             $       -   $      55
                                                                   -------     -------
  Assets acquired under capital leases                           $       -   $      53
                                                                   -------     -------

                 See accompanying Notes to Consolidated Financial Statements

                         CAPITAL ENVIRONMENTAL RESOURCE INC.
                 NOTES TO INTERIM CONSOLIDATED FINANCIAL STATMENTS
                         (In thousands of U.S. dollars)
                                   (unaudited)

1. Basis of Presentation

      The consolidated financial statements of Capital Environmental Resource Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and all figures are presented in thousands of U.S. dollars, except share and per share data or except where expressly stated as being in Canadian dollars ("C$") or in millions. These financial statements are prepared on a basis consistent with, and should be read in conjunction with, the audited consolidated financial statements.

      The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Actual results could be materially different from these estimates.

      These consolidated financial statements have been prepared on a "going concern" basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of operations.

      As described in note 2, a condition of the Company's Senior Debt facilities requires the Company to provide the bank syndicate by May 31, 2002 with a binding letter of commitment from one or more lenders in an amount sufficient to repay in full all obligations of the bank syndicate and that the financing be raised no later than July 31, 2002.

      The Company believes that the "going concern" basis remains appropriate. If the "going concern" basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used. The appropriateness of the "going concern" assumption is dependent upon, among other things, the ability to successfully raise the required or replacement financing and the ability to generate sufficient cash from future profitable operations to meet obligations as they become due.

2. Long-term debt


      Long-term debt at September 30, 2001 and December 31, 2000 consists of the following:
      ------------------------------------------------------------------------------------
                                                               As at             As at
                                                         September 30, 2001     December
                                                            (unaudited)         31, 2000
                                                                                (audited)
      ------------------------------------------------------------------------------------
      Senior debt                                           $  51,026          $  96,798
      Capital lease obligations                                 2,270              3,969
      Other subordinated promissory notes payable                  63                 67
      Other long-term debt                                      1,608              1,063
      ------------------------------------------------------------------------------------
                                                               54,967            101,897
      Less:  current portion                                   51,986             30,455
      ------------------------------------------------------------------------------------
                                                            $   2,981          $  71,442
      ====================================================================================

      As at June 30, 2000 and September 30, 2000, the Company was in breach of certain financial covenants under its amended Credit Facility and Term Loan (the "Senior Debt") agreements. The Company negotiated with its lenders and on December 4, 2000 signed a third

                         CAPITAL ENVIRONMENTAL RESOURCE INC.
                 NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                         (In thousands of U.S. dollars)
                                   (unaudited)

amendment to the Senior Debt facilities. Pursuant to the third amendment, the availability under the Senior Debt facilities was decreased to $103.0 million, quarterly amortizations were established and the termination date of the Credit
Facility was accelerated.   Additional events of default under the third
amendment included a requirement to provide the Senior Debt lenders with a binding letter of commitment for an equity issuance or subordinated debt financing with net proceeds of $25.0 million by March 15, 2001 and to receive such proceeds by June 1, 2001. An additional requirement under the Credit Facility was to provide the lenders, by August 1, 2002, with a binding letter of commitment from one or more lenders in an amount sufficient to repay in full the Credit Facility.

      On March 15, 2001, the Company provided a notice of default to its bank syndicate indicating that the binding letter of commitment condition was not met and as a result the Company was in default of its Senior Debt. On April 2, 2001, the Company entered into an agreement with Waste Management, Inc. for the sale of substantially all of its assets used in connection with its operations in Rochester, New York; Syracuse, New York; and Williamsport, Pennsylvania for a total sale price of approximately $20.6 million. The net cash proceeds (after taking into account a holdback plus transaction and other related costs) from the transaction, approximately $16.4 million, were used to repay Senior Debt. In connection with the Company's sale of substantially all of its U.S. assets, the bank syndicate agreed to forebear on their rights under the Senior Debt agreement and entered into a fourth amendment to the Senior Debt facility on March 30, 2001.

      The effect of the fourth amendment was that the bank syndicate agreed to exclude the effects of the U.S. asset sale for purposes of determining the Company's compliance with its financial covenants and not to take action with respect to certain defaults under the Senior Debt facilities provided that the Company satisfied certain conditions, including that it continued to make reasonable progress towards a transaction to reduce or refinance the Senior Debt by $16.0 million on or before June 15, 2001.

      On June 15, 2001, the Company had not raised $16.0 million from the issuance of equity or subordinated debt and therefore continued to be in breach of its obligation under the Senior Debt facilities.

      On September 10, 2001, the Company issued 16.5 million Common Shares for net proceeds of $29.1 million. Concurrent with the equity issuance, the Company entered into a fifth amendment to the Senior Debt facilities and made a permanent debt repayment of approximately $16.0 million. During the third quarter, the Company made an additional debt repayment of approximately $9.0 million which may be redrawn.

      The fifth amendment modifies certain financial covenants and waives the Company's existing defaults under the Senior Debt facilities relating to the Company's failure to meet the specified deadline for an equity infusion. In addition, the amendment changed the termination date under the Senior Debt facilities to July 31, 2002 and requires the Company to obtain a binding commitment to refinance the Senior Debt facilities by May 31, 2002.

      The Senior Debt may be used for working capital, other general corporate purposes, and acquisitions. The Senior Debt is collateralized by an interest in the real property of the Company, an interest in all of the present and future personal property of the Company, an assignment of all present and future property insurance of the Company, an assignment of all material contracts of the Company, the equity securities of the Company's subsidiaries and a general security interest in all of the assets of the Company.

                         CAPITAL ENVIRONMENTAL RESOURCE INC.
                 NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                          (In thousands of U.S. dollars)
                                   (unaudited)

      The Senior Debt contains certain covenants and restrictions regarding, among other things, minimum interest coverage ratios, maximum capital expenditures, maximum total debt to consolidated earnings before interest, depreciation, and taxes ratios and maximum total debt to total capitalization
ratios.   While the Senior Debt agreement remains in force, the Company is not permitted to pay cash dividends on its capital stock.

3. Commitments and Contingencies

    a)  Environmental risks

      The Company is subject to liability for environmental damage that its solid waste facilities may cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors.

      Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition, results of operations or cash flows. As at the date of these financial statements, the Company is not aware of any such environmental liabilities that would be material to the Company's operations or financial condition.

    b)  Legal proceedings

      In the normal course of its business and as a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, state, provincial or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit held by the Company. From time to time, the Company may also be subject to actions brought by citizens' groups or adjacent landowners in connection with the permitting and licensing of landfills and transfer stations, or alleging environmental damage or violations of the permits and licenses pursuant to which the Company operates.

      In addition, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of the waste management business. However, as at September 30, 2001, there was no current proceeding or litigation involving the Company that the Company believes will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

      On October 12, 1999, Lynn Bishop and L&S Bishop Enterprises Inc. (collectively "Bishop") commenced an action against the Company, Capital Environmental Alberta Inc. and Tony Busseri, the former Chairman of the Company. Bishop currently claims damages in the aggregate amount of approximately $3.3 million. The claim includes $2.0 million for alleged wrongful termination, $1.0 million for a share disposal shortfall and $0.3 million for punitive damages. The share disposal shortfall arose in connection with the acquisition of Western Waste from L&S Bishop Enterprises ("L&S"). The acquisition agreement provided that if L&S sold up to 112,323 shares of the Company's Common Shares and if, at that time, the price of the Common Stock is less than C$21.67 per share, the Company would have to make up the

                         CAPITAL ENVIRONMENTAL RESOURCE INC.
                 NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           (In thousands of U.S. dollars)
                                   (unaudited)

shortfall. This agreement was subject to a 180-day lock-up agreement which expired on December 8, 1999.

      The Company believes that Bishop's claims are wholly without merit, and that Lynn Bishop's employment was terminated for just cause. The Company is defending the claim, has issued a counterclaim against Bishop and does not believe the outcome will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

      Allen Fracassi and Granvin Investments Inc., a company controlled by Allen Fracassi, (collectively the "Plaintiffs") commenced an action on August 3, 2000 against the Company and others in connection with the Company's initial public offering in June 1999 and in connection with alleged misrepresentations regarding a third-party purchaser of the Plaintiffs' shares for which the Plaintiffs claim damages in the aggregate of $2.0 million. The Company is vigorously defending this claim and believes that this claim is wholly without merit.

4. Capital Stock

    a)  Changes in Capital Stock:

        Common and preferred stock

      The Company has an unlimited number of Preferred Shares, issuable in series. As of September 30, 2001, there were no Preferred Shares authorized or outstanding.

      On September 10, 2001, the Company's shareholders approved the sale, to a group of investors, of 16.5 million Common Shares at a price of $2.00 per share, resulting in gross proceeds to the Company of $33 million. After transaction costs, net proceeds to the Company were $29.1 million (before permanent repayments of indebtedness under the Company's senior credit facilities described in note 2).

      -----------------------------------------------------------------------------------
                                                                     Shares      Amount
      -----------------------------------------------------------------------------------
      December 31, 1999 and 2000                                    7,196,627   $ 57,066
      Shares issued for cash on private placement                  16,500,000     29,109
      -----------------------------------------------------------------------------------
      September 30, 2001                                           23,696,627   $ 86,175
      ===================================================================================


    b)  Stock option and option grants

      Under the 1997 Stock Option Plan, the Company may grant options to acquire Common Shares up to a maximum of 10% of the then issued and outstanding Common Shares on an as converted basis. All of the options issued under the 1997 plan vested on completion of the initial public offering of the Company's securities. No options will remain exercisable later than five years after the grant date, unless the Board of Directors determines otherwise.

      Under the 1999 Stock Option Plan, the Company may grant options to acquire Common Shares up to a maximum of 19% of the then issued and outstanding shares of Common Stock and Common Stock equivalents, including stock options issued under the 1997 Stock Option Plan. Options granted to non-employee directors will generally vest one year from the date of grant. Options granted to employees become exercisable only after the second anniversary of the grant date unless otherwise determined by the Compensation Committee. No option will remain

                         CAPITAL ENVIRONMENTAL RESOURCE INC.
                 NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           (In thousands of U.S. dollars)
                                   (unaudited)

exercisable later than five years after the grant date, unless the Compensation Committee determines otherwise. Upon a change of control event, as defined in the plan, options become immediately exercisable.

      As at September 30, 2001, the aggregate options outstanding entitled holders to purchase 1,056,834 Common Shares, at prices ranging from C$ 3.52 to C$ 22.87 and $2.23 to $14.50.

      As permitted by the Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", the Company applies APB25 in accounting for options to acquire Common Shares. As a result, no compensation cost has been recognized as options have been granted at market value.

    c)  Stock purchase warrants

      In 1997, the Company issued 123,084 warrants to certain founding stockholders at an exercise price of C$0.007 per share expiring July 15, 2002. On July 30, 2001 the Company issued a stock purchase warrant to the Company's current chief executive officer giving that officer the right to acquire 1,000,000 common shares of the Company at an exercise price of $2.70 per share expiring July 27, 2011. The warrant vests at a rate of one-third per year over a three-year period. At September 30, 2001 the aggregate warrants outstanding entitled holders to purchase 1,092,312 Common Shares of which 92,312 were exercisable.

    d)  Shareholder rights plan

      On September 2, 1999, the Company adopted a Shareholder Rights Plan (the "Plan"). Under the terms of the Plan, Common Share purchase rights (the "Rights") were distributed at the rate of one Right for each Common Share held. Each Right will entitle the holder to buy 1/100th of a Common Share of the Company at an exercise price of $60.00. The Rights will be exercisable and will trade separately from the Common Shares only if a person or group acquires beneficial ownership of 20% or more of the Company's Common Shares or commences a tender or exchange offer that would result in owning 20% or more of the Common Shares (unless the Board of Directors determines that the acquisition is fair to all shareholders and amends the Plan to permit the acquisition). If either of these events occurs, the Rights will entitle each holder to receive, upon exercise, a number of Common Shares (or, in certain circumstances, a number of Common Shares in the acquiring company) having a Current Market Price (as defined in the Plan) equal to approximately two times the exercise price of the Right. The Rights will not be exercisable with respect to the share ownership of Environmental Opportunities Fund I, Environmental Opportunities Fund II and Sanders Morris Mundy Inc. and any affiliate or associate thereof that already owns more than 20% of the Company's Common Shares as long as these persons, along with their affiliates and associates, do not acquire beneficial ownership of 30% or more. The number of Rights outstanding is subject to adjustment under certain circumstances, and all Rights expire on September 30, 2009.

                         CAPITAL ENVIRONMENTAL RESOURCE INC.
                 NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           (In thousands of U.S. dollars)
                                   (unaudited)

5. Loss Per Share Information

    The following table sets forth the calculation of the numerator and denominator used in the computation of basic and diluted loss per share for the nine months ended September 30, 2001 and September 30, 2000:


      ---------------------------------------------------------------------------------------
      Nine Months Ended September 30                                      2001       2000
      ---------------------------------------------------------------------------------------
      Numerator
        Loss for the period                                           $ (10,945)  $    (776)
      Denominator
          Weighted average shares outstanding - basic                 8,405,419   7,196,627
          Dilutive effect of stock options and warrants outstanding           -           -
      ---------------------------------------------------------------------------------------
      Weighted average shares outstanding - diluted                   8,405,419    7,196,627
      ---------------------------------------------------------------------------------------
      Basic loss per share                                            $   (1.30)   $   (0.11)
      Diluted loss per share                                          $   (1.30)   $  ( 0.11)
      ---------------------------------------------------------------------------------------


      The diluted earnings per share calculations for 2001 and 2000 exclude the conversion of stock options and warrants issued because the impact would have been anti-dilutive.

 ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           AND RESULTS OF OPERATIONS
================================================================================

      The following discussion should be read in conjunction with the unaudited financial statements and notes thereto included elsewhere herein.

Forward Looking Statements

      Certain statements included in this Quarterly Report on Form 6-K, including, without limitation, information appearing under, "Management's Discussion and Analysis of Financial Condition and Results of Operations, "are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934) that involve risks and uncertainties. Factors set forth under the caption "Risk Factors" in the Company's Registration Statement could affect the Company's actual results and could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company in this Report on Form 6-K.

Results of Operations for the Three Month Periods Ended September 30, 2001 and 2000

Operating and Financial Review and Prospects

Overview

      Capital Environmental Resource Inc. is a regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services. The Company was founded in May 1997 in order to take advantage of consolidation opportunities in the solid waste industry in markets other than major urban centers in Canada and the northern United States. The Company began operations in June 1997 when it acquired selected solid waste assets and operations in Canada from Canadian Waste Services Inc. and its parent, USA Waste Services, Inc.

      From the time of commencing operations, to September 30, 2001, the Company acquired 46 solid waste services businesses in Canada and the United States, including 43 collection operations, 11 transfer stations, 4 recycling processing facilities and a contract to operate 4 landfills and 1 transfer station. In addition, the Company owns and operates a landfill in Coronation, Alberta.

      In the second quarter of 2001, the Company sold substantially all of its assets in the United States for a total cash purchase price of approximately $21.8 million. The Company has recorded a loss on disposition of its United States assets of $4.9 million relating to severance, lease buy outs, professional fees, receivable allowances and provisions for sale agreement adjustments.

Operating Results

      The following table sets forth items in the Consolidated Statement of Operations as a percentage of revenues and the percentage changes in dollar amounts of these items compared to the comparable period in the previous year.


    --------------------------------------------------------------------------------------------
                                                                   Percentage of     % Dollar
                                                                      Revenue          Change
    --------------------------------------------------------------------------------------------
                                                                                        2001
                                                                                        over
    Three Months Ended September 30                                 2001     2000       2000
    --------------------------------------------------------------------------------------------
    Revenues                                                       100.0%   100.0%     (28.2)%
    Cost of operations                                              66.5     69.4      (31.2)
    Selling, general and administrative expenses                    18.5     17.0      (21.6)
    Depreciation and amortization expense                            9.4      9.0      (24.4)
    Costs and provision for losses related to sale of U.S. assets   (0.7)       -
    Foreign exchange                                                 5.9        -
    -------------------------------------------------------------------------------
    Income from operations                                           0.4      4.6      (94.1)
    Interest and financing expense                                  11.3      9.2      (12.5)
    -------------------------------------------------------------------------------
    Loss before income taxes                                       (10.9)    (4.6)      69.2
    Income tax provision (recovery)                                    -     (2.4)
    -------------------------------------------------------------------------------
    Loss                                                           (10.9)    (2.2)     252.8
    -------------------------------------------------------------------------------
    Adjusted EBITDA                                                 18.3%    17.6%     (25.3)%
    --------------------------------------------------------------------------------------------

Revenue

      The sources of revenue and growth rates are as follows: ($thousands)

----------------------------------------------------------------------------------------------------
                                                                                       Growth Rates
Three Months Ended September 30                         2001              2000        2001 over 2000
----------------------------------------------------------------------------------------------------
Commercial and industrial collection               $13,598   59.9%   $18,017   56.9%      (24.5)%
Residential collection                               4,300   18.9      7,153   22.6       (39.9)
Transfer station and landfill                        2,737   12.0      2,505    7.9         9.3
Commercial and residential recycling                 1,049    4.6      1,234    3.9       (15.0)
Contract management and other specialized services   1,045    4.6      2,765    8.7       (62.2)
----------------------------------------------------------------------------------------------------
                                                   $22,729  100.0%   $31,674  100.0%      (28.2)%
----------------------------------------------------------------------------------------------------

      Management's estimates of the components of changes in the Company's consolidated revenue are as follows:
      --------------------------------------------------------------------
      Three Months Ended September 30             2001            2000
      --------------------------------------------------------------------
      Price                                        0.5%            1.0%
      Volume                                     (25.5)            2.1
      Acquisitions                                 0.0             7.0
      Foreign currency translation                (3.2)            0.2
      --------------------------------------------------------------------
      Total                                      (28.2)%          10.3%
      --------------------------------------------------------------------

      Total revenues for the three months ended September 30, 2001 were $22.7 million compared to $31.7 million for the three months ended September 30, 2000. The 28.2% decrease was primarily as a result of the disposal of U.S. operations in the second quarter of 2001.

Revenue in the Company's Canadian operations in the third quarter of 2001 decreased versus the comparable period in 2000 as a result of modest price increases offset by reduced volume.

Cost of operations

      Cost of operations include labor, fuel, equipment maintenance, tipping fees paid to third-party disposal facilities, worker's compensation and vehicle insurance, the cost of materials purchased to be recycled, subcontractor expense and local, state or provincial taxes. Cost of operations for the three months ended September 30, 2001 was $15.1 million compared to $22.0 million for the three months ended September 30, 2000. Cost of operations as a percentage of revenue for the three months ended September 30, 2001 decreased to 66.5% from 69.4% for the three months ended September 30, 2000. The cost of operations decreased as a percentage of revenue primarily as a result of the sale of the Company's U.S. operations which were lower margin businesses compared to the remaining Canadian operations.

Selling, general and administrative expenses

      Selling, general and administrative ("SG&A") expenses include management, clerical, financial, accounting and administrative compensation and overhead costs associated with the marketing and sales force, professional services and community relations expense. SG&A expenses for the three months ended September 30, 2001 were $4.2 million compared to $5.4 million for the three months ended September 30, 2000. In the third quarter of 2001, the Company incurred $0.8 million of severance and change in control costs related to the common share issuance. Further, in the third quarter of 2000, the Company incurred $1.3 million of costs primarily associated with severance costs and a contract re-negotiation. Adjusting for the above items would result in SG&A expenses of $3.4 million (or 15.2% of revenue) and $4.1 million (or 13.0% of revenue) in the third quarters of 2001 and 2000 respectively. The $0.7 million or 16.1% decrease related primarily to the sale of the Company's U.S. operating assets in the second quarter of 2001. The increase in SG&A expenses as a percentage of revenue in the third quarter of 2001 compared to the comparable period in 2000 primarily relates to the costs of the corporate office being spread over a smaller revenue base.

Depreciation and amortization expense

      Depreciation and amortization expense includes depreciation of fixed assets over the estimated useful life of the assets using the straight-line method, the amortization of goodwill over 40 years and the amortization of other intangible assets over appropriate time periods. The Company has accounted for all business acquisitions since inception using purchase accounting, which has resulted in significant amounts of goodwill being included on the balance sheet. Depreciation and amortization expense for the three months ended September 30, 2001 was $2.1 million compared to $2.8 million for the three months ended September 30, 2000. The 24.4% decrease was primarily due to the sale of the Company's U.S. operating assets in the second quarter of 2001 as well as the impact the $13.5 million provision for impairment of goodwill recorded in the fourth quarter of 2000. As a percentage of revenues, depreciation and amortization expense increased to 9.4% for the three months ended September 30, 2001 from 9.0% for the three months ended September 30, 2000, primarily due to the impact of capital expenditures over the past twelve months and the impact of the sale of the U.S. business.

Foreign exchange

      In the third quarter of 2001, the Company recorded a $1.3 million dollar foreign exchange loss primarily related to translation of United States dollar denominated debt resident in Canada. Prior to December 2000, the Company had hedged a significant portion of its U.S.

dollar debt by swapping it to Canadian dollars and consequently was not exposed to foreign exchange rate fluctuations on its Canadian borrowings. In conjunction with the amendment to the Company's Senior Debt Facility in December 2000, the swaps were terminated and consequently the weakness of the Canadian dollar in the third quarter of fiscal 2001 resulted in a significant loss on translation of the U.S. debt. During the third quarter of 2001 the Company realized a foreign exchange loss of approximately $0.1 million on the repayment of debt required under the credit facility.

Interest and financing expense

      In the three months ended September 30, 2001, interest and financing expense decreased 12.5% to $2.6 million from $2.9 million for the three months ended September 30, 2000. The decrease over the prior year was primarily a result of a decrease in the average level of outstanding debt and $0.2 million of bank facility amendment costs incurred in the 2000 period offset by an increase in the weighted average rate of interest on the total debt from 10.5% in 2000 to 11.2% in 2001, and an increase in amortization of deferred financing costs related to the accelerated maturity of the Senior Debt.

Income taxes

      Losses incurred in the third quarter of 2001 did not generate any income tax benefit as the Company continues to establish valuation allowances for deferred tax assets generated in Canada.

Results of Operations for the Nine Month Periods Ended September 30, 2001 and
2000

Operating and Financial Review and Prospects

Operating Results

      The following table sets forth items in the Consolidated Statement of Operations as a percentage of revenues and the percentage changes in the dollar amounts of these items compared to the same period in the previous year.


    -------------------------------------------------------------------------------------------------
                                                                   Percentage of     % Dollar
                                                                      Revenue        Change
    -------------------------------------------------------------------------------------------------
                                                                                        2001
                                                                                        over
    Nine Months Ended September 30                                  2001     2000       2000
    -------------------------------------------------------------------------------------------------
    Revenues                                                       100.0%   100.0%   (18.5)%
    Cost of operations                                              67.6     67.9    (18.9)
    Selling, general and administrative expenses                    16.9     16.8    (18.2)
    Depreciation and amortization expense                            9.8      9.0    (11.3)
    Costs and provision for losses related to sale of U.S. assets    6.7        -
    Foreign exchange                                                 1.5        -
    ------------------------------------------------------------------------------
    Income (loss) from operations                                   (2.5)     6.3
    Interest and financing expense                                  11.7      8.1     17.9
    ------------------------------------------------------------------------------
    Loss before income taxes                                       (14.2)    (1.8)   534.0
    Income tax provision (recovery)                                  0.9     (0.9)
    ------------------------------------------------------------------------------
    Loss                                                           (15.1)    (0.9) 1,310.4
    ------------------------------------------------------------------------------

    Adjusted EBITDA                                                22.1%     18.6%    (3.4)%
    ------------------------------------------------------------------------------

Revenue

      The sources of revenue and growth rates are as follows: ($thousands)

----------------------------------------------------------------------------------------------
                                                                             Growth Rates
                                                                                  2001
Nine Months ended September 30                     2001             2000       over 2000
----------------------------------------------------------------------------------------------

Commercial and industrial collection         $42,159    58.3%  $50,522   57.0%   (16.6)%
Residential collection                        15,038    20.8    19,946   22.5    (24.6)
Transfer station and landfill                  7,676    10.6     7,276    8.2      5.5
Commercial and residential recycling           2,804     3.9     3,753    4.2    (25.3)
Contract management and other
  specialized services                         4,583     6.3     7,207    8.1    (36.4)
----------------------------------------------------------------------------------------------
                                              72,260   100.0%  $88,704  100.0%   (18.5)%
----------------------------------------------------------------------------------------------

      Management's estimates of the components of changes in the Company's consolidated revenue are as follows:

      --------------------------------------------------------------------
      Nine Months ended September 30                        2001      2000
      --------------------------------------------------------------------
      Price                                                  0.5%      2.0%
      Volume                                               (16.6)      0.9
      Acquisitions                                           0.9      23.7
      Foreign currency translation                          (3.3)      1.0
      --------------------------------------------------------------------
        Total                                              (18.5)%    27.6%
      --------------------------------------------------------------------

     Translating the Canadian operations revenue into U.S. dollars resulted in a reduction in revenue as the Canadian dollar was worth less compared to the U.S. dollar during the prior period. Total revenues for the nine months ended September 30, 2001 decreased compared to the nine months ended September 30, 2000 due to the Company's sale of its U.S. operations in the second quarter of 2001.

Cost of operations

      Cost of operations for the nine months ended September 30, 2001 was $48.8 million compared to $60.2 million for the nine months ended September 30, 2000. Cost of operations as a percentage of revenue for the nine months ended September 30, 2001 decreased to 67.6% from 67.9% for the nine months ended September 30, 2000. During the first nine months of 2000, the Company incurred $0.6 million of additional charges. Adjusting for the above item would result in costs of operations of $59.6 million or 67.2% of revenue for the first nine months of 2000. The $10.8 million or 18.1% decrease for the nine months ended September 30, 2001 compared to the comparable period in 2000 was primarily due to the sale of the Company's U.S. operations which were lower margin businesses compared to the remaining Canadian operations.

Selling, general and administrative expenses

      SG&A expenses for the nine months ended September 30, 2001 were $12.2 million compared to $14.9 million for the nine months ended September 30, 2000. In the first nine months of 2001, the Company incurred $1.8 million of costs associated with meeting financing requirements under the Company's Senior Debt facilities and change in control and severance payments. Further, during the first nine months of 2000, the Company incurred $2.3 million of costs primarily associated with the write-off of acquisition costs, severances and a employment contract renegotiation. Adjusting for the above items would result in SG&A expenses of $10.4 million (or 14.4% of revenue) and $12.6 million (or 14.2% of revenue) in the first nine months of 2001 and 2000 respectively. The $2.2 million or 17.5% decrease related primarily to the sale of the Company's U.S. operating assets in the second quarter of 2001. The increase in SG&A expenses as a percentage of revenue in the nine months of 2001 compared to the comparable period in 2000 primarily relates to costs of the corporate office being spread over a smaller revenue base offset by staff reductions at the corporate office which occurred in the third quarter of 2000.

Depreciation and amortization expense

      Depreciation and amortization expense for the nine months ended September 30, 2001 was $7.1 million compared to $8.0 million for the nine months ended September 30, 2000. The 11.3% decrease was primarily due to the sale of the Company's U.S. operating assets in the second quarter of 2001 as well as the impact of capital expenditures over the past twelve months and fiscal 2000 acquisitions. As a percentage of revenues, depreciation and amortization expense increased to 9.8% for the nine months ended September 30, 2001 from 9.0% for the nine months ended September 30, 2000, primarily due to the items noted above and the amount of goodwill associated with the U.S. assets which was amortized over a forty year period.

Costs and provisions for losses related to sale of U.S. assets

      In connection with the U.S. asset sales in the second quarter of 2001, the Company has incurred and accrued expenses of approximately $4.9 million in the first nine months of 2001, related primarily to lease termination penalties, severance costs, change of control payments, union pension liability payments, professional fees and other transition costs. Included in the $4.9 million is a provision for sale agreement adjustments, which is based on the Company's estimates of the future net realizable value of certain U.S. assets and is therefore subject to adjustment.

Foreign exchange

      In the first nine months of 2001, the Company recorded a $1.1 million dollar foreign exchange loss primarily related to translation of United States dollar denominated debt resident in Canada. Prior to December 2000, the Company had hedged a significant portion of its U.S. dollar debt by swapping it to Canadian dollars and consequently was not exposed to foreign exchange rate fluctuations on its Canadian borrowings. In conjunction with the amendment to the Company's Senior Debt facility in December 2000, the swaps were terminated and consequently the movement of the Canadian dollar in the first nine months of fiscal 2001 resulted in a significant loss on translation of the U.S. debt. During the first nine months of 2001, the Company was required to make approximately $34.0 million of debt repayments under its Senior Credit facilities. These mandatory repayments resulted in the realization of foreign exchange losses totalling approximately $0.3 million. Future realized gains or losses on foreign exchange related to this debt will be occur when the debt is repaid using the foreign exchange rate prevailing at that time.

Interest and financing expense

      In the nine months ended September 30, 2001, interest expense increased 17.9% to $8.5 million from $7.2 million for the nine months ended September 30, 2000. The overall increase in interest expense over the prior year, was primarily a result of an increase in the weighted average interest rates on total debt to 10.8% in 2001 compared to 9.1% in 2000, an increase in amortization of deferred financing costs related to the amendments of the Senior Debt facility and the costs associated with those amendments. Partially offsetting these costs was a reduction in the average level of outstanding debt.

Income Taxes

      The income tax provision for the nine months ended September 30, 2001 relates to the sale of the U.S. operations. Losses incurred in Canada in the first nine months of 2001 did not generate any income tax benefit. The Company continues to establish valuation allowances for deferred tax assets generated in Canada.

Financial Condition

      As of September 30, 2001 and December 31, 2000 the Company's capital structure consisted of: ($ thousands)
------------------------------------------------------------------------------
                                      September 30,   December 31,
                                           2001          2000           Change
------------------------------------------------------------------------------

Long-term debt                     $ 52,697  47.9%   $ 97,928  69.7%  $(45,231)
Capital lease obligations             2,270   2.1       3,969   2.8     (1,699)
Stockholders' equity                 55,093  50.0      38,655  27.5     16,438
------------------------------------------------------------------------------
Total Capitalization               $110,060 100.0%   $140,552 100.0%  $(30,492)
------------------------------------------------------------------------------

      The $45.2 million decrease in long-term debt at September 30, 2001 compared to December 31, 2000 is primarily a result of $43.0 million of repayments and a foreign exchange impact on translation of $2.2 million. Debt as a percentage of total capitalization was 50.0% at September 30, 2001 compared to 72.5% at December 31, 2000.

      In the second quarter of 2001, the Company sold substantially all of its assets in the United States for a total sale price of approximately $21.8 million. The net cash proceeds (after taking into account a holdback plus transaction and other related costs) from the transaction of approximately $16.8 million, were used to repay Senior Debt.

      On September 10, 2001, the Company issued 16.5 million Common Shares for net proceeds of $29.1 million. Concurrent with the equity issuance, the Company entered into a fifth amendment to the Senior Debt facilities and made a permanent debt repayment of approximately $16.0 million. During the third quarter, the Company made an additional debt repayment of approximately $9.0 million.

      The fifth amendment modifies certain financial covenants and waives the Company's existing defaults under the Senior Debt facilities relating to the Company's failure to meet the specified deadline for an equity infusion. In addition, the amendment changed the termination date under the Senior Debt facilities to July 31, 2002 and requires the Company to obtain a binding commitment to refinance the Senior Debt facilities by May 31, 2002. The Company is optimistic it will be successful meeting these requirements given the Common Shares issued in the third quarter of 2001.

Liquidity and Capital Resources

      The Company's capital requirements include fixed asset replacement, working capital increases and acquisitions. The Company plans to meet capital needs through various financial sources, including internally generated funds, debt and equity financing. As of September 30,

2001, adjusted working capital was $8.2 million, excluding the current portion of long-term debt. The Company generally applies the cash generated from its operations that remains available after satisfying working capital and capital expenditure requirements to reduce indebtedness under the Senior Debt Facility and to minimize cash balances. Working capital requirements are financed from internally generated funds.

      For the nine months ended September 30, 2001, net cash provided by operations was $3.2 million, compared to $6.1 million in the nine months ended September 30, 2000. This $2.9 million decrease was primarily due to lower revenues in 2001 compared to 2000 and higher interest expenses.

      For the nine months ended September 30, 2001, the cash generated from investing activity was a $16.6 million cash inflow compared to cash uses of $21.0 million in the nine months ended September 30, 2000. The $37.6 million change was primarily due to the U.S. asset sales, reduced acquisition activity and decreased capital expenditures in the current period.

      For the period ended September 30, 2001, net cash provided by financing activities was a $16.6 million outflow. This was due primarily to debt and capital lease repayments of $44.6 million net of an equity issuance of $29.1 million.

      The Senior Debt Facility is secured by all of the Company's assets, including the interest in the equity securities of the Company's subsidiaries. Of the $51.0 million outstanding at September 30, 2001, approximately $27.8 million consisted of U.S. dollar loans bearing interest at 6.6% and approximately $23.2 million consisted of Canadian dollar loans bearing interest at 7.0%.

      As at June 30, 2000 and September 30, 2000, the Company was in breach of certain financial covenants under its amended Credit Facility and Term Loan (the "Senior Debt") agreements. The Company negotiated with its lenders and on December 4, 2000 signed a third amendment to the Senior Debt facilities. Pursuant to the third amendment, the availability under the Senior Debt facilities was decreased to $103.0 million, quarterly amortizations were established and the termination date of the Credit Facility was accelerated. Additional events of default under the third amendment included a requirement to provide the Senior Debt lenders with a binding letter of commitment for an equity issuance or subordinated debt financing with net proceeds of $25.0 million by March 15, 2001 and to receive such proceeds by June 1, 2001. An additional requirement under the Credit Facility was to provide the lenders, by August 1, 2002, with a binding letter of commitment from one or more lenders in an amount sufficient to repay in full the Credit Facility.

      On March 15, 2001, the Company provided a notice of default to its bank syndicate indicating that the binding letter of commitment condition was not met and as a result the Company was in default of its Senior Debt. On April 2, 2001, the Company entered into an agreement with Waste Management, Inc. for the sale of substantially all of its assets used in connection with its operations in Rochester, New York; Syracuse, New York; and Williamsport, Pennsylvania for a total sale price of approximately $20.6 million. The net cash proceeds (after taking into account a holdback plus transaction and other related costs) from the transaction, approximately $16.4 million, were used to repay Senior Debt.
In connection with the Company's sale of substantially all of its U.S. assets, the bank syndicate agreed to forebear on their rights under the Senior Debt agreement and entered into a fourth amendment to the Senior Debt facility on March 30, 2001.

      The effect of the fourth amendment was that the bank syndicate agreed to exclude the effects of the U.S. asset sale for purposes of determining the Company's compliance with its financial covenants and not to take action with respect to certain defaults under the Senior Debt facilities provided that the Company satisfied certain conditions, including that it continued to make reasonable progress towards a transaction to reduce or refinance the Senior Debt by $16.0 million on or before June 15, 2001.

      On June 15, 2001, the Company had not raised $16.0 million from the issuance of equity or subordinated debt and therefore continued to be in breach of its obligation under the Senior Debt facilities.

      On September 10, 2001, the Company issued 16.5 million Common Shares for net proceeds of $29.1 million. Concurrent with the equity issuance, the Company entered into a fifth amendment to the Senior Debt facilities and made a permanent debt repayment of approximately $16.0 million. During the third quarter, the Company made an additional debt repayment of approximately $9.0 million.

      The fifth amendment modifies certain financial covenants and waives the Company's existing defaults under the Senior Debt facilities relating to the Company's failure to meet the specified deadline for an equity infusion. In addition, the amendment changed the termination date under the Senior Debt facilities to July 31, 2002 and requires the Company to obtain a binding commitment to refinance the Senior Debt facilities by May 31, 2002. The Company is optimistic it will be successful meeting these requirements given the Common Shares issued in the third quarter of 2001.

Trend Information

Seasonality

      The Company expects the results of operations to vary seasonally, with revenues typically lowest in the first quarter of the year, higher in the second and third quarters, and lower in the fourth quarter than in the third quarter. The seasonality is attributable to a number of factors. First, less solid waste is generated during the late fall, winter and early spring because of decreased construction and demolition activity. Second, certain operating costs are higher in the winter months because winter weather conditions slow waste collection activities, resulting in higher labor costs, and rain and snow increase the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis. Also, during the summer months, there are more tourists and part-time residents in some of the Company's service areas, resulting in more residential and commercial collection. Consequently, the Company expects operating income to be generally lower during the winter.

Inflation and prevailing economic conditions

      To date, inflation has not had a significant effect on the Company's operations. Consistent with industry practice, many of the Company's contracts provide for a pass-through of certain costs, including increases in landfill tipping fees and, in some cases, fuel costs. The Company believes, therefore, that it should be able to implement price increases to offset many cost increases resulting from inflation. However, competitive pressures may require the Company to absorb at least part of these cost increases, particularly during periods of high inflation.

Other legal proceedings

      See Note 3 (b) of Notes to unaudited Consolidated Financial Statements.

ITEM 3.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------------

        There were no material changes in information that would be provided in this section during the nine months ended September 30, 2001.


PART II      OTHER INFORMATION

ITEM 1.      LEGAL PROCEEDINGS
--------------------------------------------------------------------------

      On October 12, 1999, Lynn Bishop and L&S Bishop Enterprises Inc. (collectively "Bishop") commenced an action against the Company, Capital Environmental Alberta Inc. and Tony Busseri, the former Chairman of the Company, in which Bishop claimed damages in the aggregate amount of approximately $7.5
million.   In May 2001, Bishop amended his claim by dropping a claim of $5.1 million for misrepresentations allegedly made in connection with the November
1, 1997 share purchase agreement among Bishop, the Company and Western Waste Services Inc. (the "Share Purchase Agreement"). Bishop's claim now consists of a claim for $2.0 million for alleged wrongful termination, $0.3 million for punitive damages and approximately $1.0 million related to a share price shortfall on 112,323 shares of the Company's Common Stock, that Bishop would have been entitled to pursuant to a Settlement Agreement dated June 2, 1999.
The Company believes that Lynn Bishop's employment was terminated for just cause. The Company is defending the claim and has issued a counterclaim against Bishop seeking damages and, therefore, does not believe the outcome will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

      Allen Fracassi and Granvin Investments Inc. (a company controlled by Allen Fracassi, collectively the "Plaintiffs") commenced an action on August 3, 2000 against the Company and others in connection with the Company's initial public offering in June 1999, and in connection with alleged misrepresentations regarding a third-party purchaser of the Plaintiffs' shares for which the Plaintiffs claim damages in the aggregate of $2.0 million. The Company is vigorously defending the claims and believes that the claims against it are wholly without merit.

      In the normal course of the Company's business and as a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving United States or Canadian federal, provincial, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit or license held by it. From time to time, the Company may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and licensing of transfer stations and landfills or alleging environmental damage or violations of the permits and licenses pursuant to which it operates.

      In addition, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a waste management business. However, as at October 29, 2001 there was no current proceeding or litigation involving the Company, that the Company believes will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.


                         CAPITAL ENVIRONMENTAL RESOURCE INC.


                             Date:  October 31, 2001



Signature                                      Title
---------                                      -----



/s/ David Sutherland-Yoest                     Chairman of the Board, Director
-------------------------------------
David Sutherland-Yoest                         & Chief Executive Officer


/s/ Garry W. DeGroote                          Director
-------------------------------------
Garry W. DeGroote


/s/ Warren Grover                              Director
-------------------------------------
Warren Grover


/s/ Lucien Remillard                           Director
-------------------------------------
Lucien Remillard


/s/ Don A. Sanders                             Director
-------------------------------------
Don A. Sanders


/s/ David Langille                             Chief Financial Officer
-------------------------------------
David Langille